Energy Transfer Equity, L.P.

January 23, 2006

Via EDGAR and FACSIMILE

Mr. H. Christopher Owings

Assistant Director

Securities And Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0405

Re:	Energy Transfer Equity, L.P.

Amendment No. 3 to Registration Statement on Form S-1

Filed January 9, 2006

File No. 333-128097

Dear Mr. Owings:

On January 18, 2006, Energy Transfer Equity, L.P. (“Energy Transfer Equity” or “ETE”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-128097) (the “Registration Statement”).

The following responses are for the Staff’s review. For your convenience we have repeated each comment of the Staff exactly as given in the Staff’s comment letter. Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

General

1.	Please revise your disclosures to include the interim period ended November 30, 2005. Refer to Rules 3-12 and 11-02(c)(2)(i) Regulation S-X.

Response: We have revised the Registration Statement accordingly.

Securities and Exchange Commission

January 23, 2006

Our Cash Distribution Policy and Restrictions on Distributions, page 46

Estimated Cash Available to Pay Distributions Based Upon Estimated Consolidated…., page 58

2.	We read your response to comment 1 in our letter dated January 5, 2006 and we re-issue our previous comment. Please revise the sixth bullet point on page 61 to reflect the growth capital expenditures reflected in the table on page 59.

Response: We have revised the Registration Statement accordingly. See page 61 of the Registration Statement.

Notes to Consolidated Financial Statements, page F-18

Note 15. Reportable Segments, page F-64

3.	We read your response to comment 6 in our letter dated January 5, 2006. Please revise the paragraph preceding the tabular disclosure of segment amounts on page F-66 to clarify which amounts disclosed in the tables are audited and unaudited.

Response: We have revised the Registration Statement accordingly. See page F-92 of the Registration Statement.

Should the Staff have any questions or comments, please contact Tom Mason of Vinson & Elkins L.L.P. at (713) 758-4539 or Gillian Hobson of the same firm at (713) 758-3747.

Very truly yours,

ENERGY TRANSFER EQUITY, L.P.

By:	LE GP, LLC, its general partner

/s/ JOHN W. MCREYNOLDS
John W. McReynolds
President and Chief Financial Officer